[HUSCH BLACKWELL LETTERHEAD]
September 9, 2011
VIA EDGAR AND OVERNIGHT COURIER
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Larry L. Greene

Re:	Tortoise Pipeline & Energy Fund, Inc. (the “Fund”) File Numbers 811-22585 & 333-175687
To the Commission:
     On July 21, 2011 and July 27, 2011, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), respectively. The filing was made to register common stock to be offered in an underwritten public offering.
     The Fund received comments on the filing from Larry L. Greene of the Securities and Exchange Commission (the “Commission”) staff via letter dated August 29, 2011 (the “Comment Letter”). The Fund is filing concurrently herewith Pre-Effective Amendment No. 1 to the registration statement (“Amendment No. 1”). The purpose of Amendment No. 1 is to respond to the aforementioned comments and to update or complete certain information required by Form N-2. The text of each comment from the Comment Letter has been included in this letter for your reference, and the Fund’s response is presented below each comment. Page references are to pages in the marked version of Amendment No. 1.
General
1. Comment: With respect to the discussion captioned “Risk Factors,” consider whether the disclosure should be revised in light of events such as the BP oil rig fire and massive spill in the Gulf of Mexico.
     Response: The Fund believes that its disclosures under the headings “Concentration Risk — Operating Risk,” “Concentration Risk — Natural Disaster Risk” and “Concentration Risk — Environmental Risk” address the potential risks associated with the BP oil rig fire and oil spill.
2. Comment: Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement. In this connection, indicate whether FINRA has reviewed the payments by the adviser of structuring fees, and the fees and other expenses to be paid by the Fund as discussed under the caption “Underwriters — Additional Compensation to be Paid by Our Adviser.” Indicate also whether FINRA aggregated such payments with the sales loads or other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.
     Response: The Fund confirms that FINRA will review the proposed underwriting terms and arrangements of the transaction involved in the registration statement, including the fees and expensed discussed under the caption “Underwriters — Additional Compensation to be Paid by Our Adviser.” A filing with FINRA will be made at such time as the Fund identifies an underwriter in the prospectus, and the Fund will keep the staff apprised of such FINRA filing.
3. Comment: In light of disclosure regarding the Fund’s contemplated investments in derivative instruments, confirm that the Fund’s derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. See, Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).
     Response: The Fund has revised its disclosure accordingly.
4. Comment: Add appropriate risk disclosure regarding the volatility and turmoil experienced in the credit and equity markets from 2007 to the present, including events in foreign markets as well as the U.S. Add appropriate risk disclosure if those events may materially impact the Fund.
     Response: The Fund has expanded its disclosure provided under the heading “Risk Factors — Capital Markets Risk.”
Facing Page
5. Comment: The fee table on the cover discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments, if any, are included in the shares being registered.
     Response: The Fund confirms that the amount of shares registered at the time of effectiveness of its registration statement will include the shares to be used to fulfill over-allotments.

Prospectus Cover
6. Comment: The Fund’s objective is to provide stockholders a high level of total return, with an emphasis on making current distributions. If such distributions consist of return of capital disclose that on the cover.
     Response: The Fund believes that the disclosure found under the headings “Prospectus Summary — Distributions,” “Distributions” and “Certain U.S. Federal Income Tax Considerations” provide appropriate disclosure regarding the potential for distributions to the Fund’s stockholders that may be characterized as return of capital. The Fund notes that unlike some of the other funds in the Tortoise fund complex, the Fund may only invest up to 25% of its total assets in MLPs. As a result, the Fund’s adviser does not anticipate a significant portion of the Fund’s distributions to stockholders being characterized as return of capital; rather, it expects the source of such distributions to be typically investment company taxable income, net capital gain, and to a lesser extent, if any, return of capital. The Fund also notes that its disclosure of the return of capital concept is consistent with that contained in the recent offering documents of several similarly situated closed-end fund issuers, such as Tortoise Power & Energy Infrastructure Fund and a more recent fund, Kayne Anderson Midstream/Energy Fund, among others.
Prospectus
7. Comment: Revise footnote 2 to the price table so as to disclose the amount of the structuring fees.
Response: The disclosure has been revised as requested.
8. Comment: Clarify footnote 3 so as to indicate that the disclosure, to wit: “we will pay offering costs of up to . . .” means that common shareholders will bear that expense.
     Response: The disclosure has been revised as requested.
9. Comment: Disclosure captioned “Prospectus Summary — The Fund” states that: “Our investment objective is to provide our stockholders a high level of total return with an emphasis on making current distributions.” (Emphasis added.) Similar references in the summary as well as on the prospectus cover should be revised to indicate, if applicable, that the return refers to or includes distributions constituting a return of capital.
     Response: The disclosure under the heading “Prospectus Summary — Distributions” has been revised to discuss further the potential for distributions to the Fund’s stockholders to be characterized as return of capital.
10. Comment: The prospectus discloses that the Fund deems “a company to be a pipeline company if the largest component of its assets, cash flow or revenue . . .” (Emphasis added.) The staff considers a company to be in a particular business if it derives fifty percent or more of its revenue, or has fifty percent or more of its assets in, that business. Please revise the disclosure accordingly.

     Response: The disclosure has been revised as requested.
11. Comment: Revise the following disclosure appearing in the fourth paragraph under this sub-caption consistent with the highlighted added phrase: “We may invest up to 30% of our total assets in restricted and other illiquid securities, primarily through direct investments in securities of listed companies.”
     Response: The referenced disclosure has been revised to more accurately portray the Fund’s intended investments in unregistered and other restricted securities.
12. Comment: Disclosure captioned “Prospectus Summary — Investment Strategy” states that: “We will also seek to provide current income from gains earned through an option strategy which will normally consist of writing (selling) call options on selected equity securities in our portfolio.” (Emphasis added.) Disclose the other ways by which this strategy might be implemented.
     Response: The disclosure has been revised by eliminating the word “normally.”
13. Comment: The discussion sub-captioned “Prospectus Summary— Federal Income Tax Status” relates to the Fund’s qualification as a RIC, including the requirement for it to meet certain distribution requirements. If accurate, the discussion should be qualified to the extent necessary to account for the fact that the Fund’s distributions may consists of returns of capital. Likewise, the final two bullets under the next sub-caption, “Investment Policies,” may need to be qualified to the extent such assets are not consistent with the asset diversification test referenced in the disclosure.
     The first bullet under the latter sub-caption regarding the Fund’s 80% policy of investing in equity securities should be revised so as to define what the fund means by equity security. The third bullet, which refers to debt securities rated below investment grade, should be revised so as to specifically reference “junk.”
     Response: The Fund does not believe that the referenced disclosure requires modification, as it accurately describes the requirements relating to the Fund’s qualification as a RIC and does not relate to the characterization of distributions to the Fund’s stockholders.
     The Fund has defined the term “equity security” in the disclosure captioned “Prospectus Summary — Investment Strategy.” The referenced third bullet has been revised to include “junk bonds.”
14. Comment: The third paragraph under the sub-caption “Prospectus Summary — Investment Policies” begins with the following sentence; “The term “total assets” includes assets obtained through leverage for the purpose of each of our non-fundamental investment policies as set forth above.” (Emphasis added.) In a later discussion the term “Managed Assets” is used. Explain to the staff the significance of the underlined clause. It suggests that there are other policies as to which total assets might not include leverage. Both terms may confuse investors and should be reconciled or fully explained in the disclosure. Further, the terms should be defined when they are first used.

     Response: The disclosure has been revised so that “Total Assets” is defined on page 1 of the prospectus and such definition includes any assets that may be obtained through leverage. As such, the referenced underline clause, which was meant to alert investors that the Fund may utilize leverage to purchase assets, has been deleted. The term “Managed Assets” is used to determine the fee payable to the Fund’s investment adviser and is derived in part from Total Assets. Managed Assets is first used and is also defined on page 4 of the prospectus.
15. Comment: The first paragraph of the disclosure sub-captioned “Prospectus Summary—Distributions” regarding the Funds planned quarterly distributions should be revised to indicate the nature of the distributions, that is, whether they will consists of returns of capital.
     Response: The disclosure has been revised as requested.
16. Comment: The discussion sub-captioned “Hedging & Risk Management” discloses that: “In an attempt to reduce the interest rate risk arising from our leveraged capital structure, we may, but are not obligated to use interest rate transactions such as swaps, caps and floors . . .” Specify if the Fund will write or sell? If so, disclose why and all material risks. Also disclose the maximum amount it may sell in terms of percentage of assets. If the Fund will or may engage in credit default swaps, revise the discussion to indicate that fact, disclose how the Fund will use them, and disclose all material risks.
     Response: For the information of the staff, the use of interest rate transactions is not a principal strategy of the Fund. The Fund believes that the risks associated with its potential use of interest rate transactions are addressed under the heading “Risk Factors — Hedging and Derivatives Risk.” In addition, the Fund has revised the disclosure to more clearly articulate its position with respect to interest rate transactions. The Fund confirms that it does not intend to engage in credit default swaps.
17. Comment: The discussion sub-captioned “Prospectus Summary— Risks” is designed to be a discussion of all material risks. Instead, this discussion points investors to the subsequent discussion of “Risk Factors” and warns investors, among others things, that an investment in the Fund is not a complete program and may not be suitable. Revise the disclosure to more fully summarize the risks of investing in the Fund.
     Response: The disclosure has been revised as requested.
18. Comment: The fee table is substantially blank. We may have comments regarding that information upon its inclusion in an amendment to this registration statement. Revise the fee table discussion by moving the footnotes appearing after the “Total Annual Expenses” segment of the table so as to follow the Example. Delete footnote 8 to the table. The footnote presents expenses based on the Fund’s Managed Assets as oppose to the Fund’s net assets. Included, as it is, as a footnote to the table, it is our view that the footnote obscures and impedes an accurate understanding of the required fee table. If the Fund believes the information is useful to investors it should be presented in a later more appropriate location in the document.
     Response: The location of the footnotes has been revised as requested. The Fund believes that the table in Footnote 8 provides relevant disclosure to potential investors. In addition, it is consistent in content and location with prior filings of similar funds within the same fund complex as the Fund and follows disclosure previously agreed upon with the SEC’s accounting staff.
19. Comment: Disclosure captioned “Investment Objective and Principal Investment Strategies — Investment Securities” indicates that the Fund may invest in a wide range of equity securities and provides a list of the type of securities that may be included in the Fund’s equity investments. Provide disclosure that more fully lists all the securities that are expected to comprise the Fund’s equity securities investments.
     Response: The Fund believes that the list of securities contained below the disclosure captioned “Investment Objective and Principal Investment Strategies — Investment Securities —Equity Securities” accurately reflects all of the securities that are expected to comprise the Fund’s equity securities investments. The Fund has revised the disclosure to more clearly articulate this point.
20. Comment: Disclosure captioned “Investment Objective and Principal Investment Strategies Temporary Investments and Defensive Investments” states that: “Under adverse market or economic conditions, we may invest 100% of our total assets in these securities. . . To the extent we invest in these securities on a temporary basis or for defensive purposes we may not achieve our investment objective.” (Emphasis added.) Explain the purpose of the word “temporary” as used in this disclosure if not intended to modify the Fund’s defensive investment policy. Please revise the disclosure accordingly. Further, when will the Fund not seek its objectives? Under what market conditions?
     Response: Disclosure in the paragraph preceding the referenced disclosure states that “We may also invest in these instruments on a temporary basis to meet working capital needs, including but not limited to, for collateral in connection with certain investment techniques, to hold a reserve pending payment of distributions, and to facilitate the payment of expenses and settlement of trades.” The use of the word “temporary” is in reference to this disclosure. The Fund intends to operate in a manner that will allow it to consistently seek to obtain its investment objective. The Fund acknowledges, however, that to the extent it undertakes temporary or defensive investments under the terms set forth in the disclosure it may not meet its investment objective.
21. Comment: Later disclosure under the sub-caption “Conflict of Interest” states that: “Our Adviser will observe a policy for allocating negotiated private placement opportunities among its clients that takes into account the amount of each client’s available cash and its investment objectives.” If the Fund’s cash position will, to any extent, be based on this policy, provide disclosure as to how the Fund expects to position itself with respect to its holdings of cash and its advisor’s allocation of private placement opportunities.
     Response: The Fund confirms that its cash position will not be based on the referenced policy.
22. Comment: The second paragraph of the discussion sub-captioned “Hedging and Risk Management” discusses interest rate transactions, including swaps. The discussion notes that the Fund’s payment obligation is based on the notional amount of swaps. Clarify whether in all cases the Fund will actually own the underlining obligation. The second sentence in the third paragraph under this sub-caption states that: “Such hedging strategies may be utilized to seek to protect against possible adverse changes in the market value of securities held in our portfolio, exposure to non-U.S. currencies, or to otherwise protect the value of our portfolio.” (Emphasis added.) Clarify the meaning or significance of the underlined clause.
     Response: The disclosure has been revised as requested.
     The underlined clause is relevant to the Fund because the Fund may, per its non-fundamental investment policies, invest up to 30% of its total assets in non-U.S. issuers (including Canadian issuers).
23. Comment: Disclosure captioned “Risk Factors — Concentration Risk” discusses the Fund’s strategy of concentrating in pipeline and other energy infrastructure investments. Investment Limitation 4 in the list of fundamental restrictions states that: “We may not . . . concentrate (invest 25% or more of total assets) our investments in any particular industry, except that we will concentrate our assets in the group of industries constituting the energy infrastructure sector.” List the industries comprising the energy infrastructure sector. Confirm that the Fund will hold 25% or more of such investments in its portfolio at all times.
     Response: The disclosure has been revised as requested. The Fund confirms that under normal circumstances it will invest 25% or more of its total assets in the energy infrastructure sector, which is comprised of the midstream, upstream and downstream energy industries.
24. Comment: The discussion of “Risk Factors — Delay in Use of Proceeds Risk” indicates that; “Although we expect to fully invest the net proceeds of this offering within three to six months after the closing of the offering, such investments may be delayed if suitable investments are unavailable at the time, if market conditions and volumes of securities are not favorable at the time or for other reasons.” (Emphasis added.) If the investment process is delayed will the Fund obtain shareholder consent to exceed the six months requirement as required by staff policy set forth in Guide 1 to Form N-2?
     Response: The Fund believes that suitable investments will be made within six months following the closing of the offering. The Fund also acknowledges the staff’s position, articulated in Guide 1 to Form N-2, that a registrant would be required to seek its shareholder’s consent to a change of investment objectives if after six months it had not invested net proceeds in accordance with its investment objective.
25. Comment: The first bullet of the discussion captioned “Determination of Net Asset Value” states that: “The fair value for equity securities and equity-related securities is determined by using readily available market quotations from the principal market.” The prospectus and SAI discussions of this topic use the words fair value and market value to refer to the same concept. Revise the discussion of this subject matter in the prospectus and the SAI so as to distinguish these concepts and clearly indicate the circumstances under which the Fund will use these methods to value its portfolio assets.
     Response: The disclosure has been revised as requested.

26. Comment: The last sentence of the eleventh paragraph of the discussion captioned “Underwriters” in discussing lock-up agreements refers to the issuance of common stock pursuant to the “Plan.” Clarify the type of plan referred to in this discussion.
     Response: The disclosure has been revised as requested.
Statement of Additional Information
27. Comment: The discussion captioned “Other Equity Securities” states that: “We may also invest in all types of publicly traded equity securities, including but not limited to, preferred equity, convertible securities, depository receipts, limited partnership interests, rights and warrants of companies that are organized as corporations, exchange traded funds, exchange traded notes, limited partnerships and limited liability companies and REITs.” (Emphasis added.) Clarify the disclosure to indicate that the referenced warrants relate to underling equity securities. Explain why, in your view, the second highlighted instrument would be deemed to be an equity interest.
     Response: The disclosure regarding warrants has been revised as requested. The reference to exchange traded notes has been deleted.
28. Comment: Revise the discussion captioned “Management of the Fund” by deleting the following text: “References to the qualifications, attributes and skills of the directors are pursuant to requirements of the Securities and Exchange Commission, and do not constitute holding out of the Board of Directors or any individual director as having any special expertise, and shall not impose any greater responsibility or liability on any such person or on the Board of Directors by reason thereof.”
     Response: The disclosure has been revised as requested.
29. Comment: The last sentence of the last paragraph of the sub-caption “Indemnification of the Directors and Officers” begins with the clause: “In addition, Maryland law permits a corporation to advance reasonable expenses . . .” Add disclosure following this sentence indicating that the Fund will following the requirements of Investment Company Act Release No. 11330 (September 2, 1980) in connection with any advancement of expenses.
     Response: The disclosure has been revised as requested.
* * * * * * *
We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on Amendment No. 1. Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.
Sincerely,
/s/ Eric J. Gervais
Eric J. Gervais